UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

 EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (“Amendment No. 1) is being filed by Vision Marine Technologies Inc. (the “Company”) as an amendment to the Form 6-K dated July 1, 2025 (the “Original 6-K”). The purpose of this Amendment No. 1 is to reflect an updated conversion price of the Initial Convertible Note, revise the stated Closing Date of the Acquisition, and update the maximum number of common shares issuable in the event the Company elects to purchase properties held by Marine Ventures LLC pursuant to the Equity Purchase Agreement, and update the pro-forma combined financials as attached in Exhibit 99.3. Capitalized terms used under this Explanatory Note and not otherwise defined shall retain their original meaning in the Original 6-K.

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

Entry into Material Definitive Agreement

On June 20, 2025, we entered into an Equity Purchase Agreement (together with the ancillary agreements described therein, the “Agreement”) to acquire Nautical Ventures Group Inc. (“Nautical Ventures”), a Florida-based recreational boat dealership, marina, and service provider, and other entities. The acquisition of Nautical Ventures (the “Acquisition”) pursuant to the Agreement occurred on June 20, 2025 (the “Closing Date”). Nautical Ventures operates nine high-volume retail locations across Florida, including two flagship waterfront showrooms, providing Vision Marine with direct access to one of the most concentrated and active recreational boating markets in the world. The dealership offers a wide portfolio of prestigious marine brands including Axopar, Beneteau, Brabus, Edgewater, Flite, Highfield, Hobie, Mercury, NorthStar, Seabob, Smokercraft, Suzuki, Tohatsu, Wellcraft, and Yamaha, serving a diverse customer base from high-performance boaters to luxury yacht owners and international resort fleets.

Pursuant to the Agreement, we acquired all of the issued and outstanding equity of Nautical Ventures in exchange for:

(i)	the payment of US$2.3 million to settle certain indebtedness and outstanding tax liabilities of Nautical Ventures;

(ii)	the issuance of a convertible note (the “Initial Convertible Note”) is in a principal amount of US$4,000,000. The Initial Convertible Note has a term of twenty-four months, bears interest at the rate of 6% per year (12% in the event of a default) and is convertible into common shares at a conversion price of US$8.624 per share. We are required to make a minimum monthly payment of US$20,000 of interest and principal on the Initial Convertible Note; and

(iii)	an agreement to issue a convertible note for up to US$2,000,000 on terms substantially identical to the Initial Convertible Note depending on the outcome of certain claims against Nautical Ventures.

Pursuant to the Agreement, we may obtain all of the outstanding membership interests of Moore Marine Ventures LLC (“Marine Ventures”), a Florida limited liability company controlled by Roger Moore, the chairman and chief economic officer of Nautical Ventures and a party to the Agreement that owned 93% of the equity interest of Nautical Ventures at the time of the Agreement, and/or of the properties indirectly owned by Marine Ventures. Marine Ventures owns several subsidiaries that own a total of six properties leased by Nautical Ventures in the operation of its business. The consideration to be paid in exchange for the acquisition of Marine Ventures and/or the properties that it indirectly owns depends on how many of the six properties indirectly owned by Marine Ventures that we opt to purchase. If we elect to purchase Marine Ventures and/or all of the six properties that it indirectly owns, we will

(i)	deliver evidence of payment of indebtedness of Marine Ventures and/or its subsidiaries;

(ii)	issue a convertible note (the “Subsequent Convertible Note”) in a principal amount of US$2,000,000. The Subsequent Convertible Note would have a term of thirty-six months, bear interest at the rate of 6% per year (12% in the event of a default) and would be convertible into common shares at a conversion price of US$8.624 per share. Upon issuance of such Subsequent Convertible Note, we would be required to make a minimum monthly payment of US$10,000 of interest and principal on the Subsequent Convertible Note; and

(iii)	issue up to 255,102 of our common shares (the “Equity Consideration”).

The Initial Convertible Note was placed into escrow with us and the Equity Consideration will be placed into escrow with us to secure potential purchase price adjustments under the Agreement under which we may reduce the Initial Convertible Note and the Equity Consideration including (i) as based on a calculation of the difference between Nautical Venture’s estimates of its indebtedness, net working capital and transaction expenses and the actual amounts of each as determined within 120 days from closing, with the net working capital target which is set at $6,000,000 (ii) for certain indemnifications resulting from liabilities under the Equity Purchase Agreement (not to exceed US$3,000,000).

In connection with the Acquisition, we invested US$1,690,210.61 in Nautical Ventures to fund operating expenses. In additional closing condition of the Acquisition was that Nautical Ventures enter into a new employment agreement with Roger Moore. Pursuant to the new employment agreement, Mr. Moore will serve as the Chief Revenue Officer of Nautical Ventures in exchange for a salary of US$350,000 per year and eligibility for a discretionary bonus.

The parties to the Agreement retain termination rights pursuant to which any party may terminate if any subsequent closing of Marin Ventures and/or its subsidiaries fails to occur by June 20, 2035, or if a material breach remains uncured for 30 days (or 10 business days if notice is given within 10 days of the Outside Date). We may terminate for any reason upon written notice to Nautical Ventures, while the other parties thereto may terminate if, despite good-faith efforts, Nautical Ventures are unable to maintain or replace critical floorplan loans or real estate mortgages. In an instance where we terminate due to a counterparty’s material breach, such counterparty must pay a transaction failure fee equal to the fair market value of any unacquired real property held by non-acquired Target Entities (as defined in the Agreement) minus the principal and current portion of interest payable to mortgage lenders on such property, payable in 12 monthly installments to us.

General

On July 1, 2025, we made available an investor presentation on our website. A copy of the investor presentation is attached hereto as Exhibit 99.4. The information furnished in Exhibit 99.4 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

The information contained in this Report on Form 6-K (excluding Exhibit 99.4) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-267893), our Registration Statement on Form F-3 (File No. 333-274882), our Registration Statement on Form F-3 (File No. 333-284423) and our Registration Statement on Form S-8 (File No. 333-264089).

Exhibit Index

No.	Description

10.1**	Equity Purchase Agreement, dated as of June 20, 2025, among Vision Marine Technologies Inc., NVG Holdings Inc., Roger Moore and Jeff Garcia+

10.2**	Form of Convertible Promissory Note (included in Exhibit 10.1)

23.1**	Consent of M&K CPAS, PLLC

99.1**	Consolidated financial statements of Nautical Ventures Group Inc. as of and for the year period ended December 31, 2024 and 2023

99.2**	Consolidated financial statements of Nautical Ventures Group Inc. as of and for the three month periods ended March 31, 2025 and 2024

99.3*	Amended Pro-forma combined financial statements

99.4**	Investor Presentation

*Filed herein

** Previously filed

+ Confidential Treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: July 21, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer